EXHIBIT A-2

DECLARATION OF TRUST (TRUST AGREEMENT) AMENDMENTS

The following amendments to the Trust Agreement have been approved by the affirmative vote of two-thirds of the Trustees of NU and will become effective in accordance with Articles (39) and (40) of the Trust Agreement when the Trust Agreement Amendments have been approved by the affirmative vote of the holders of two-thirds of the NU common shares outstanding as of the date of the proposed NU shareholders meeting:

1. Article (2) of the Trust Agreement is amended in its entirety to read:

"(2). The number of the Trustees hereunder for each ensuing year shall be such as may be fixed at each annual meeting of the shareholders by a vote of at least a majority of the number of shares then outstanding hereunder of such class or classes as then have general voting power, except that if at any annual meeting no such number shall be so fixed then the number for the ensuing year shall be the same as for the year preceding. Notwithstanding the foregoing sentence, if a merger of the association has been approved pursuant to Article (11A) hereof, the number of Trustees from and after the effective time of such merger may be fixed by the agreement providing for such merger (in which case such number shall not be required to be fixed for any ensuing year at any annual meeting of the shareholders), including, without limitation, pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of October 13, 1999 among Consolidated Edison, Inc., a New York corporation, the association, CWB Holdings, Inc., a Delaware corporation and N Acquisition LLC, a Massachusetts limited liability company."

2.  The following new Article (11A) is added to the Trust Agreement:

"(11A). The Trustees are authorized to take or cause to be taken all actions which they deem necessary or appropriate to implement and to effectuate a merger of the association with or into one or more domestic limited liability companies in accordance with Chapter 182 (Voluntary Associations and Certain Trusts) of the Massachusetts General Laws, if the same has been authorized by the affirmative vote, at a meeting (which meeting may have preceded the effectiveness of this Article 11A) duly called for such purpose, of two-thirds of all shares previously issued and outstanding as of the date of such meeting of such class or classes as have general voting power, including, without limitation, the series of transactions provided for in the Merger Agreement."